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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFG Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 SE 6th Avenue, Suite 105
(No. and Street)

Topeka (City) KS (State) 66603-3515 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd M. Payne 785-233-5746 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road (Address) Topeka (City) KS (State) 66611-2050 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd M. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFG Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA M. HAYNES
NOTARY PUBLIC
STATE OF KANSAS
MY APPT EXPIRES 3-07-09

Patricia M. Haynes
Notary Public

[Signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BT&Co.

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcopa.com

INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors
OFG Financial Services, Inc.

We have examined OFG Financial Services, Inc.'s (the Company) compliance with requirements set forth in the Financial Industry Regulatory Authority (FINRA) Manual, Rule 3011, Anti-Money Laundering Compliance Program during the year ended December 31, 2008. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, OFG Financial Services, Inc. complied, in all material respects, with the aforementioned requirements for the year ended December 31, 2008.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 12, 2009

BT Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 *toll-free* 800.530.5526 f 785.233.1768 btandcocpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
OFG Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of OFG Financial Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 12, 2009

BT & Co.

BERBERICH TRAHAN & CO., P.A.

Certified Public Accountants

OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III

SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2008 AND 2007

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2008 and 2007

TABLE OF CONTENTS

BT Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
OFG Financial Services, Inc.:

We have audited the accompanying statements of financial condition of OFG Financial Services, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OFG Financial Services, Inc. at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berberich Trahan + Co., P.A.

Topeka, Kansas
February 12, 2009

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcopa.com

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents:		
Cash	$ 160,710	$ 338,441
Money market account	904,446	889,185
	1,065,156	1,227,626
Receivables:		
Commissions and concessions	417,262	504,709
Advances to salesmen	4,473	1,001
Income tax refund receivable	53,064	-
Other	808	3,870
	475,607	509,580
Clearinghouse deposit	15,000	15,000
Prepaid expenses	91,148	70,039
Premium customer list, less accumulated amortization of $ 6,750 and $ 3,750 in 2008 and 2007, respectively	8,250	11,250
Furniture and equipment, less accumulated depreciation of $ 211,583 and $ 201,571 in 2008 and 2007, respectively	19,501	17,927
	133,899	114,216
	$ 1,674,662	$ 1,851,422

See accompanying notes to financial statements.

	2008	2007
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 10,438	$ 6,511
Accrued liabilities:		
Commissions	293,526	381,360
Bonuses	89,144	242,826
Other	1,951	2,238
Income tax	-	18,622
Total liabilities	395,059	651,557
Stockholder's equity:		
Common stock - $ 10 par value; authorized 2,500 shares, issued and outstanding 325 shares	3,250	3,250
Additional paid-in capital	163,750	163,750
Retained earnings	1,112,603	1,032,865
	1,279,603	1,199,865
	$ 1,674,662	$ 1,851,422

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions and concessions	$ 6,695,840	$ 8,344,967
Interest	45,557	66,601
Other income	7,920	41,048
	6,749,317	8,452,616
Expenses:		
Employee compensation and benefits	1,276,984	1,727,250
Commissions and clearing charges	4,699,210	5,911,135
Rent	76,475	73,360
Communications	84,336	95,866
Promotional costs	193,350	125,844
Supplies	70,348	38,482
Taxes, other than income taxes	62,221	60,528
Other operating expenses	161,179	153,738
	6,624,103	8,186,203
Income before income taxes	125,214	266,413
Provision for income taxes	45,476	109,902
Net income	$ 79,738	$ 156,511

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2007	$ 3,250	$ 163,750	$ 876,354	$ 1,043,354
Net income			156,511	156,511
Balance at December 31, 2007	3,250	163,750	1,032,865	1,199,865
Net income			79,738	79,738
Balance at December 31, 2008	$ 3,250	$ 163,750	$ 1,112,603	$ 1,279,603

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 79,738	$ 156,511
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	13,013	19,414
Changes in assets and liabilities:		
Receivables	33,973	(42,039)
Prepaid expenses	(21,109)	(1,145)
Accounts payable	3,926	(216)
Accrued liabilities	(260,425)	95,305
Net cash provided by (used in) operating activities	(150,884)	227,830
Cash flows from investing activities:		
Purchase of furniture and equipment	(11,586)	-
Net increase (decrease) in cash and cash equivalents	(162,470)	227,830
Cash and cash equivalents, beginning of year	1,227,626	999,796
Cash and cash equivalents, end of year	$ 1,065,156	$ 1,227,626

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2008	2007
Cash paid for income taxes	$ 128,543	$ 103,790

See accompanying notes to financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes seventeen states. A substantial part of commission income is generated through one carrier.

Statements of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents.

Premium Customer List

Premium customer list is recorded at cost. Amortization is provided on the straight-line method over the estimated useful life of the customer list, which is five years.

Furniture and Equipment

Furniture and equipment are recorded at cost and consist of items with original cost greater than $ 5,000 and a useful life of greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Commissions and Concessions Revenue

Commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession earned.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Promotional Costs

Promotional costs including advertising are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company accrue for losses it believes are probable and can be reasonably estimated. While management has not yet completed its analysis it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

2 - Deposits

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. Investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

At December 31, 2008, the bank balance of the Company's deposits was $ 263,732. Of this, $ 250,000 was covered by FDIC insurance and $ 13,732 was uninsured.

3 - Premium Customer List

The Company purchased a premium customer list in 2006 for $ 15,000. Amortization expense for the years ended December 31, 2008 and 2007 was $ 3,000 each year. Amortization expense is $ 3,000 for the next two years and $ 2,250 in the remaining year.

4 - Leases

The Company has a residential property lease for the purpose of providing a Topeka residence for the President of the Company. Annual lease payments for 2008 and 2007 were $ 12,000. The lease can be terminated by either party upon 30 days notice.

The Company has a 60-month lease agreement for office space which is scheduled to terminate June 30, 2012. Annual lease expense for 2008 and 2007 was $ 68,717 and $ 68,000, respectively.

Minimum future lease payments are as follows:

2009	$ 68,890
2010	69,911
2011	70,932
2012	35,466

5 - Pension Plan

The Company has a 401(k) plan. Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 10% in 2008 and 2007. Both employee and employer contributions are 100% vested upon payment into the plan. For the years ended December 31, 2008 and 2007, the Company contributed $ 89,711 and $ 77,488, respectively, into the plan. These contributions are included in employee compensation and benefits on the statements of income.

6 - Income Taxes

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2008 and 2007, due to the following:

	2008	2007
Computed "expected" tax expense	$ 48,413	$ 104,287
Increase (decrease) in income taxes resulting from:		
Book depreciation greater than income tax depreciation	2,336	5,009
Book amortization greater than income tax amortization	780	780
Nondeductible expenses	2,751	1,969
State income taxes, net of federal tax benefit	4,946	11,607
Benefit of income taxed at lower rates	(13,750)	(13,750)
Provision for income taxes	$ 45,476	$ 109,902

7 - Related Party Transactions

For 2008 and 2007, the Company received $ 1,500 per month from an affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including rent, communications, and promotional costs.

8 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2008 were:

Net capital	$ 1,039,048
Net capital requirements	100,000
Aggregate indebtedness	395,059
Aggregate indebtedness to net capital ratio	.38 to 1

SUPPLEMENTARY SCHEDULES

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

December 31, 2008

No such liabilities exist at December 31, 2008.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Aggregate indebtedness - total liabilities	$ 395,059
Net capital:	
Credit items:	
Common stock	$ 3,250
Additional paid-in capital	163,750
Retained earnings	1,112,603
	1,279,603
Debit items:	
Nonallowable assets:	
Advances to salesmen	4,473
Other receivables	53,872
Premium customer list, net	8,250
Furniture and equipment, net	19,501
Prepaid expenses	91,148
Haircut on money market account	63,311
	240,555
Net capital	1,039,048
Capital requirements	100,000
Capital in excess of requirements	$ 939,048

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditors' report.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2008

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2008, as previously filed	$ 1,038,081
Reconciling items:	
Adjustment to prepaid expenses	967
Net capital as shown on this report	$ 1,039,048

RESERVE REQUIREMENTS

Not applicable.

See independent auditors' report.

END